EXHIBIT 99.1

Execution Copy

ASSET PURCHASE AGREEMENT

-AMONG-

KLONDEX CANADA LTD.

-AND-

KLONDEX MINES LTD.

-AND-

SHORELINE GOLD INC.

___________________________________

DECEMBER 16, 2015

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1
1.2	Certain Rules of Interpretation	9

ARTICLE 2 PURCHASED ASSETS AND PURCHASE PRICE		10

2.1	Purchase and Sale	10
2.2	Purchase Price	11
2.3	Allocation of Purchase Price	11
2.4	Assignment of Rights to the Purchased Assets	11

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		12

3.1	Representations and Warranties of Shoreline	12
3.2	Representations and Warranties of Klondex and Klondex Parent	12

ARTICLE 4 COVENANTS		12

4.1	Conduct of Business of Shoreline	12
4.2	Certain Covenants of Shoreline Relating to the Transaction	12
4.3	Covenants of Klondex Relating to the Transaction	14
4.4	Required Consents	14
4.5	Access to Information and Access for Due Diligence	15
4.6	Public Communications	15
4.7	Tax Matters	15
4.8	Employment Matters	16
4.9	6004903 Manitoba Limited	17

ARTICLE 5 NON-SOLICITATION		18

5.1	Non-Solicitation	18

ARTICLE 6 CONDITIONS		18

6.1	Mutual Conditions Precedent	18
6.2	Additional Conditions Precedent to the Obligations of Klondex	19
6.3	Additional Conditions Precedent to the Obligations of Shoreline	20

ARTICLE 7 TERM AND TERMINATION		21

7.1	Termination	21
7.2	Effect of Termination	22

ARTICLE 8 CLOSING		22

8.1	Date, Time and Place of Closing	22

ARTICLE 9 INDEMNITY		22

9.1	Indemnity	22
9.2	Procedure	23
9.3	Third Party Claims	23
9.4	Limitations	24

-i-

9.5	Survival	24
9.6	Remedies and Mitigation Obligation	25
9.7	Payment of Indemnitation	25
9.8	Knowledge	25
9.9	Non-Reliance	25

ARTICLE 10 GENERAL PROVISIONS		25

10.1	Amendments	25
10.2	Expenses	25
10.3	Injunctive Relief and Remedies	26
10.4	Further Assurances	26
10.5	Notices	26
10.6	Time of the Essence	27
10.7	Third Party Beneficiaries	28
10.8	Waiver	28
10.9	Entire Agreement	28
10.10	Successors and Assigns	28
10.11	Severability	28
10.12	Governing Law	28
10.13	Rules of Construction	29
10.14	Counterparts	29

SCHEDULES	DESCRIPTION

Schedule "A"	Assumed Contracts
Schedule "B"	Equipment
Schedule "C"	Excluded Assets
Schedule "D"	Fixed Assets
Schedule "E"	Intellectual Property
Schedule "F"	Owned Real Property
Schedule "G"	Properties
Schedule "H"	Royalties
Schedule "I"	Required Consent
Schedule "J"	Representations and Warranties of Shoreline
Schedule "K"	Representations and Warranties of Klondex and Klondex Parent
Schedule "L"	Intentionally Deleted
Schedule "M"	Other Interests
Schedule "N"	Encumbrances
Schedule "O"	Franco-Nevada Consents
Schedule "P"	Form of Promissory Note

-ii-

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of December 16, 2015,

AMONG:

KLONDEX CANADA LTD., a corporation existing under the laws of British Columbia

("Klondex")

- and -

SHORELINE GOLD INC., a corporation existing under the laws of Manitoba

("Shoreline")

- and -

KLONDEX MINES LTD., a corporation existing under the laws of British Columbia

("Klondex Parent")

WHEREAS Shoreline is the beneficial and registered owner of the Purchased Assets (as defined herein);

AND WHEREAS Shoreline desires to sell, and Klondex desires to purchase, the Purchased Assets upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Accepting Employee" means each of the Retained Employees of Shoreline who has accepted Klondex's offer of employment.

"affiliate" has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

"Agreement" means this asset purchase agreement, including the schedules attached hereto.

"Assumed Contracts" means the Contracts listed in Schedule "A".

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence, registration or similar authorization of any Governmental Entity having jurisdiction over the Person.

"Books and Records" means all information in any form relating directly or indirectly to the Purchased Assets, including, without limitation, books of account, personnel records, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, production reports and records, business reports, plans and projections, marketing and advertising materials, corporate seals, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence, e-mails, Authorizations, Environmental management systems (including data collected for the purpose of compliance with Environmental Laws and the preparation of reports to Governmental Entities) and other information (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Winnipeg, Manitoba and/or Reno, Nevada.

"Cash Consideration" has the meaning ascribed thereto in Section 2.2(a).

"Change of Control" means the occurrence of any transaction or event resulting in (i) any Person (or group of Persons acting jointly or in concert) purchasing or acquiring legal or beneficial ownership, either directly or indirectly, of voting shares of a Person which carry more than 50% of the votes for the election of directors of the Person, except where such Person or group of Persons are "related" (within the meaning of the Tax Act) to such Person prior to such purchase or acquisition, (ii) the amalgamation of a Person with another Person or Persons, except where such amalgamation is with a Person or group of Persons each of whom is "related" (within the meaning of the Tax Act) to such Person prior to such amalgamation, or (iii) a sale of all or substantially all of the assets of a Person to any Person (or group of Persons acting jointly or in concert).

"Claim" has the meaning ascribed thereto in Section 9.2(a).

"Closing Date" means the date which is ten Business Days following the date on which the Required Consents are obtained, or such earlier or later date as the Parties may agree in writing, such date to occur not earlier than January 1, 2016 or later than the Outside Date, provided in all cases that such date shall not occur prior to the satisfaction or waiver of the conditions set out in Article 6.

"Closing Time" means 10:00 a.m. (Toronto time) or such other time as the Parties may agree in writing on the Closing Date.

"Contract" means any (written) agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture  relating to the Purchased Assets and to which Shoreline is a party or by which Shoreline is bound or affected.

"Cougar Property" means the group of mining claims and permits located near Bissett, Manitoba listed or described in Schedule "G".

"Data Room" means the material contained in the virtual data room (established by Shoreline) as at 10:00 p.m. on December 16, 2015.

"Denmark Lake-Kenbridge Property" means the group of mining claims and permits located in the Kenora Mining Division, Ontario listed or described in Schedule "G".

"Denton-Keefer (Golden) Property" means the group of mining claims and permits located in the Kenora Mining Division, Ontario listed or described in Schedule "G".

"Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by Shoreline to Klondex with this Agreement.

"Encumbrance" means any encumbrance of any kind whatsoever on property including any privilege, mortgage, hypothec, lien, charge, pledge, security interest, adverse claim or any other option, right or claim of others of any kind whatever, whether contractual, statutory or otherwise, arising.

"Environment" means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, sewer system, and any other environmental medium or natural resource and the environment in the workplace.

"Environmental Laws" means all Laws and agreements with Governmental Entities and all other statutory requirements relating to the Environment, public health and safety, noise control, pollution, reclamation or the protection of the Environment or to the generation, production, installation, use, storage, treatment, disposal, handling, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the Environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

"Equipment" means the equipment of Shoreline described in Schedule "B".

"Escrow Agent" means Computershare Trust Company of Canada or such other escrow agent as the Parties may agree.

"Escrow Agreement" means the escrow agreement between Shoreline, Klondex and the Escrow Agent in form and substance satisfactory to each of the Parties and the Escrow Agent.

"Exchange" means the Toronto Stock Exchange.

"Excluded Assets" means each asset of Shoreline that is not a Purchased Asset.

"Fixed Assets" means the fixed assets of Shoreline described in Schedule "D".

"Fourth Instalment" has the meaning ascribed thereto in Section 2.2(a)(iv).

"Franco-Nevada Consents" means [redacted for proprietary reasons].

[redacted for proprietary reasons]

[redacted for proprietary reasons]

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"Greenbelt Property" means the group of mining claims and permits located near Bissett, Manitoba listed or described in Schedule "G".

"Hazardous Substances" means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is regulated under Environmental Laws.

"IFRS" means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

"Initial Cash Consideration" has the meaning ascribed thereto in Section 2.2(a)(i).

"Intellectual Property" means intellectual property of any nature owned or used by Shoreline in relation to the Purchased Assets, including trademarks, proposed trademarks, certification marks, distinguishing guises, industrial designs, copyrights, formulae, processes, research data, technical expertise, know-how, trade secrets, inventions, patent rights, patent registration, patent continuations or patents, whether domestic or foreign and whether registered or unregistered, and all applications for registration in respect thereof, including, without limitation, the intellectual property described in Schedule "E".

"Jeep Property" means the group of mining claims and permits located near Bissett, Manitoba listed or described in Schedule "G".

"Klondex " means Klondex Canada Ltd., a corporation existing under the laws of British Columbia.

"Klondex Parent" means Klondex Mines Ltd., a corporation existing under the laws of British Columbia.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

"Loss" has the meaning ascribed thereto in Section 9.1.

"Manitoba Properties" means, collectively, (i) the Cougar Property; (ii) the Jeep Property; (iii) the Mike Power Property; (iv) the Poundmaker Property; (v) the Rice Lake Property; and (vi) the Greenbelt Property.

"Material Adverse Effect" means any fact or state of facts, circumstance, change, effect, occurrence or event which individually or in the aggregate is, or individually or in the aggregate could reasonably be expected to be material and adverse to the Purchased Assets (taken as a whole) except any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or relating to:

(a)	the announcement of this Agreement or any action taken by Shoreline that is required pursuant to this Agreement;

(b)	changes in Laws, general economic, securities, financial, accounting, banking or currency exchange markets;

(c)
changes in the worldwide gold mining industry in general or the price of gold, provided that such changes do not have a materially disproportionate effect on the Purchased Assets relative to comparable gold development or gold mining companies and/or gold development or gold mining projects;

(d)
changes in political or civil conditions in Canada, provided that such changes do not have a materially disproportionate effect on the Purchased Assets relative to comparable gold development or gold mining companies and/or gold development or gold mining projects;

(e)
any generally applicable changes in Laws or regulations (other than changes in applicable mining Laws or orders, judgements or decrees against Shoreline), changes in IFRS or other applicable accounting standards; or

(f)
a natural disaster or the commencement, occurrence or continuation of any war, armed hostilities or act of terrorism, provided that such events do not have a materially disproportionate effect on the Purchased Assets, relative to comparable gold development or gold mining companies and/or gold development or gold mining projects.

"Mike Power Property" means the group of mining claims and permits located near Bissett, Manitoba listed or described in Schedule "G".

"Mine Closure Plan" means the closure plan dated September 1, 2001 submitted by San Gold Corporation (“San Gold”) to the Government of Manitoba relating to San Gold’s mine located in Bissett, Manitoba, as replaced by the new closure plan dated September 30, 2012 prepared by Parks Environmental Inc.

"Mineral Products" means the end products derived from operating a Property including metals, concentrates and whole ore.

"Mineral Rights" means the rights to prospect and explore for, to develop and to mine minerals on, in or under any lands.

"Misrepresentation" has the meaning ascribed thereto under Securities Laws.

"Notice of Claim" has the meaning ascribed thereto in Section 9.2(a).

"officer" has the meaning ascribed thereto in the Securities Act.

"Ontario Properties" means, collectively, (i) the Denmark Lake-Kenbridge Property, (ii) the Denton-Keefer (Golden) Property, (iii) the Tully Property, (iv) the Turtlepond Lake Property, and (v) the Whitesides-Carscallen Property.

"Ordinary Course" means, with respect to an action taken by Shoreline, that such action is consistent with the practice of Shoreline at the Properties during the Shoreline Period taking into account that (i) the Rice Lake Property is and has during such period been on care and maintenance and (ii) no mining, exploration or development has been undertaken during such period in relation to the other Properties.

"Owned Real Property" means the lands and premises of Shoreline described in Schedule "F".

"Outside Date" means February 29, 2016.

"Parties" means Klondex and Shoreline and "Party" means either of them.

"Permitted Encumbrance" means, in respect of the Purchased Assets:

(a)	the reservations, limitations, provisos and conditions expressed in any original grant from a Governmental Entity and any statutory exceptions to title;

(b)
agreements with any Governmental Entity and any public utilities or private suppliers of services that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(c)	any claim by any First Nation or other aboriginal people based on treaty rights, traditional territory or otherwise;

(d)	those royalties set out in Schedule "H";

(e)
the Encumbrances granted in favour of the Government of Manitoba pursuant to a general security agreement relating to (i) prior to the Closing Time, Shoreline's obligations under the Mine Closure Plan, or (ii) at or after the Closing Time, Klondex's obligations under the Mine Closure Plan; and

(f)	all Encumbrances described in Schedule "N".

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Poundmaker Property" means the group of mining claims and permits located near Bissett, Manitoba listed or described in Schedule "G".

"Promissory Note" has the meaning ascribed thereto in Section 2.2(b).

"Properties" means, collectively, the Manitoba Properties and the Ontario Properties, and "Property" means any one of them.

"Property Rights" has the meaning ascribed thereto in subparagraph 11(a) of Schedule "J".

"Proposal" has the meaning ascribed thereto in Section 5.1.

"Purchase Price" has the meaning ascribed thereto in Section 2.2(a).

"Purchased Assets" means all of Shoreline's rights, title and interest in and to:

(a)	a 100% interest in the Properties other than the Tully Property;

(b)	a 50% interest in the Tully Property;

(c)
all geological, geophysical, geochemical and test data and all other information (including internal and external studies, analyses and other work products) in relation to the Properties acquired, proved, gained or developed heretofore in the possession or under the control of Shoreline;

(d)
all improvements to the Properties, all fixtures, plant, machinery, equipment, supplies, infrastructure and any other properties or rights of any description whether real or personal, in relation to the Properties;

(e)	all Mineral Products derived from the exploitation and mining of the Properties;

(f)
all proceeds of insurance received by or payable to by Shoreline on account of loss of or damage to the Properties occurring during the period commencing on the date hereof and ending on the Closing Date;

(g)	all rights, benefits and entitlements of Shoreline under the Assumed Contracts;

(h)	all rights, benefits and entitlements of Shoreline under any Authorizations relating to the Properties (to the extent transferable);

(i)	the leasehold interests of Shoreline in any surface lease or leases or any mining lease with respect to the Properties;

(j)	the Owned Real Property and all tailings, dams and similar property and structures;

(k)	the Equipment;

(l)	the Fixed Assets;

(m)	the Intellectual Property;

(n)	the Books and Records;

(o)	the 43,047,256 common shares of SGX Resources Inc.; and

(p)
all of the shares in 6004903 that are owned by Shoreline provided that Klondex has notified Shoreline in writing not later than three Business Days prior to the Closing Date that it wishes to acquire such shares.

For the purposes of (a) to (o) above, "Properties" shall be deemed to refer to, collectively, (i) all of the Properties other than the Tully Property, and (ii) a 50% interest in the Tully Property.

"Release" has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment or migration of a Hazardous Substance into or through the Environment or into or out of any lands or waters, including the movement of a Hazardous Substance through or in any part of the Environment.

"Representatives" has the meaning ascribed thereto in Section 6.1(a).

"Required Consents" means those consents listed in Schedule "I".

"Rice Lake Property" means the group of mining claims and permits located in Bissett, Manitoba listed or described in Schedule "G".

"San Gold" has the meaning ascribed thereto in Section 4.7(a).

"Second Instalment" has the meaning ascribed thereto in Section 2.2(a)(ii).

"Securities Act" means The Securities Act (Manitoba).

"Securities Laws" means the Securities Act and all rules, regulations, published notices and instruments thereunder, and all comparable securities Laws in each of the provinces of Canada.

"Shoreline" means Shoreline Gold Inc., a corporation existing under the laws of Manitoba.

"Shoreline Period" means the period commencing on June 23, 2015 and ending on the date hereof.

"Shoreline Fundamental Reps" means the representations and warranties of Shoreline set forth in paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 11(a)(i) and (ii) [Real Property Matters] and 12 [No Option on Assets] of Schedule J.

"Subsidiary" means, with respect to a Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to subsidiary.

"Tax Act" means the Income Tax Act (Canada).

"Taxes" means (a)  any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, unclaimed property, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b)  all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of or in lieu of amounts of the type described in clause (i) above or this clause (ii); and (c)  any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period.

"Third Instalment" has the meaning ascribed thereto in Section 2.2(a)(iii).

"Third Party Claim" has the meaning ascribed thereto in Section 9.3.

"Threshold" has the meaning ascribed thereto in Section 9.4(a)(i).

"Transaction" means, collectively, the transactions contemplated by this Agreement including the purchase of the Purchased Assets by Klondex and the sale of the Purchased Assets by Shoreline as contemplated herein but excluding any transaction relating to any Excluded Asset.

"Tully Property" means the group of mining claims and permits located near Timmins, Ontario listed or described in Schedule "G".

"Turtlepond Lake Property" means the group of mining claims and permits located in the Kenora Mining Division, Ontario listed or described in Schedule "G".

"Whitesides-Carscallen Property" means the group of mining claims and permits located in the Porcupine Mining Division, Ontario listed or described in Schedule "G".

"Wilful Breach" means a breach of this Agreement that is a consequence of an act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

"6004903" means 6004903 Manitoba Limited.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)
Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)
Certain Phrases, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise,  "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.  The term "made available" means (i) copies of the subject materials were included in the Data Room or (ii) the subject material was listed in the Disclosure Letter and copies were provided to Klondex by Shoreline if requested.

(e)	Capitalized Terms. Unless expressly indicated otherwise, all capitalized terms used in any Schedule or in the Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)
Knowledge.  Where any representation or warranty is expressly qualified by reference to the knowledge of Shoreline, it is deemed to refer to the actual knowledge of [redacted for proprietary reasons], the knowledge of each of whom and relationship to Shoreline have been disclosed in writing to Klondex.

(g)
Accounting Terms.  All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Shoreline required to be made shall be made in a manner consistent with IFRS.

(h)
Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)
Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(j)	Time References. References to time are to local time, Bissett, Manitoba.

(k)
Consent.  If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(l)	Schedules. The following schedules are attached to this Agreement and form an integral part of this Agreement for all purposes of it:

SCHEDULES	DESCRIPTION

Schedule "A"	Assumed Contracts
Schedule "B"	Equipment
Schedule "C"	Excluded Assets
Schedule "D"	Fixed Assets
Schedule "E"	Intellectual Property
Schedule "F"	Owned Real Property
Schedule "G"	Properties
Schedule "H"	Royalties
Schedule "I"	Required Consent
Schedule "J"	Representations and Warranties of Shoreline
Schedule "K"	Representations and Warranties of Klondex and Klondex Parent
Schedule "L"	Intentionally Deleted
Schedule "M"	Other Interests
Schedule "N"	Encumbrances
Schedule "O"	Franco-Nevada Consents
Schedule "P"	Form of Promissory Note

ARTICLE 2
PURCHASED ASSETS AND PURCHASE PRICE

2.1	Purchase and Sale

On and subject to the terms and conditions of this Agreement, including the representations, warranties and covenants contained herein, Shoreline agrees to sell, assign, transfer and convey unto Klondex and Klondex agrees to purchase from Shoreline the Purchased Assets free and clear of all Encumbrances, other than Permitted Encumbrances.

2.2	Purchase Price

(a)
The purchase price payable by Klondex to Shoreline for the Purchased Assets (the "Purchase Price") shall be fully paid and satisfied by the payment by Klondex of an amount in cash equal to the aggregate of $32,000,000 (the "Cash Consideration"), which Cash Consideration shall be paid by Klondex as follows:

(i)
a first instalment of the Purchase Price in the amount of $20,000,000 (the "Initial Cash Consideration") shall be paid at the Closing Time by Klondex to Shoreline by wire transfer of immediately available funds;

(ii)
a second instalment of the Purchase Price in the amount of $4,000,000 (the "Second Instalment") shall be paid on the first anniversary of the Closing Date by Klondex to Shoreline by wire transfer of immediately available funds;

(iii)
a third instalment of the Purchase Price in the amount of $4,000,000 (the "Third Instalment") shall be paid on the second anniversary of the Closing Date by Klondex to Shoreline by wire transfer of immediately available funds; and

(iv)
a fourth instalment of the Purchase Price in the amount of $4,000,000 (the "Fourth Instalment") shall be paid on the third anniversary of the Closing Date by Klondex to Shoreline by wire transfer of immediately available funds.

(b)
Klondex's obligation to pay the Second Instalment, Third Instalment and Fourth Instalment shall be evidenced by a promissory note to be agreed upon and executed by Klondex and Shoreline (the "Promissory Note"). The Promissory Note shall be substantially in the form set out in Schedule "P".

2.3	Allocation of Purchase Price

Klondex shall determine the allocations of the tangible (on a class-by-class basis), intangible and real property assets comprising the Purchased Assets and shall, within 90 days after the Closing Date, communicate in writing such values to Shoreline, accompanied with a draft purchase price allocation.  Klondex will consider in good faith any comments received from Shoreline in relation to such draft purchase price allocation provided such comments are received within 30 days following the delivery of the allocation by Klondex to Shoreline.  Klondex shall then confirm the final purchase price allocation, which may or may not include some or all of Shoreline's comments, and such final purchase price allocation shall be the purchase price allocation which the Parties shall use for all Tax purposes. In the event that not all of Shoreline's comments have incorporated in the final purchase price allocation, Shoreline shall only be required to use such purchase price allocation for any purpose if, in Shoreline's view (acting reasonably), such purchase price allocation does not have any adverse Tax consequences for Shoreline or any of its affiliates.

2.4	Assignment of Rights to the Purchased Assets

Upon receipt by Shoreline of the Initial Cash Consideration, all right, title and interest in and to the Purchased Assets shall, as between the Parties, be deemed to be transferred to, and held by, Klondex notwithstanding that Klondex shall make the payments required by Sections 2.2(a)(ii), (iii) and (iv) after the Closing Time or that further actions may be taken by the Parties to effectively transfer title to Klondex after the Closing Time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Shoreline

Except as set forth in the Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in the Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) all applicable representations and warranties of Shoreline), Shoreline represents and warrants to Klondex as set forth in Schedule "J" and acknowledges and agrees that Klondex is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Representations and Warranties of Klondex and Klondex Parent

Except as set forth in writing by Klondex or Klondex Parent to Shoreline on or prior to the date hereof, each of Klondex and Klondex Parent represents and warrants to Shoreline as set forth in Schedule "K" and acknowledges and agrees that Shoreline is relying upon such representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4
COVENANTS

4.1	Conduct of Business of Shoreline

Shoreline covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Date and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of Klondex, as required or permitted by this Agreement, or as required by Law, Shoreline shall conduct its business in respect of the Purchased Assets in the Ordinary Course and Shoreline shall maintain and preserve the Purchased Assets substantially in the condition in which they are in as of the date of this Agreement and perform and comply with all of its material obligations under all Assumed Contracts.  For greater certainty, Klondex acknowledges that this Section 4.1 shall not apply to the conduct of business by Shoreline in respect of its properties and assets other than the Purchased Assets.

4.2	Certain Covenants of Shoreline Relating to the Transaction

(a)
Shoreline shall perform all obligations required or desirable to be performed by Shoreline under this Agreement, co-operate with Klondex in connection therewith, and do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, Shoreline shall:

(i)
use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Transaction;

(ii)
use commercially reasonable efforts to obtain and maintain all third party or other consents (including from Governmental Entities), waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary in connection with the Transaction, (ii) required to be obtained under any Assumed Contracts, leases, permits, licenses or other Authorizations in respect of the Purchased Assets in connection with the Transaction or (iii) required in order to maintain any Assumed Contracts, leases, permits, licenses or other authorizations in respect of the Purchased Assets in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to Klondex, and without committing the Purchased Assets or Klondex to pay any consideration or incur any liability or obligation without the prior written consent of Klondex;

(iii)
use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Transaction and coordinating and cooperating with Klondex with respect thereto, including the discharge of any Encumbrance in favour of the government of Manitoba securing the obligations of Shoreline under the Mine Closure Plan in the event that such Encumbrance is not required by the government of Manitoba as a result of the Transaction;

(iv)
use commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or this Agreement; and

(v)
not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction.

(b)	Shoreline shall promptly notify Klondex and (if it becomes aware, Klondex shall promptly notify Shoreline) in writing of:

(i)	any Material Adverse Effect or any fact or state of facts, circumstance, change, effect, occurrence or event which could reasonably be expected to have a Material Adverse Effect;

(ii)
any notice or other communications from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Transaction;

(iii)
any notice or other communication from any Governmental Entity in connection with this Agreement or the Transaction (and contemporaneously provide a copy of any such written notice or communication to Klondex); or

(iv)
any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Shoreline, the Purchased Assets or that relate to this Agreement or the Transaction.

4.3	Covenants of Klondex Relating to the Transaction

(a)
Klondex shall perform all obligations required or desirable to be performed by Klondex under this Agreement, co-operate with Shoreline in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, Klondex shall:

(i)
use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Transaction; and

(ii)
use commercially reasonable efforts to obtain and maintain all third party or other consents (including from Governmental Entities), waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary in connection with the Transaction, (ii) required to be obtained under any Assumed Contracts, leases, permits, licenses or other Authorizations in respect of the Purchased Assets in connection with the Transaction or (iii) required in order to maintain any Assumed Contracts, leases, permits, licenses or other authorizations in respect of the Purchased Assets in full force and effect following completion of the Transaction;

(iii)
use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities (including the Exchange, if applicable) relating to the Transaction and cooperating with Shoreline with respect thereto;

(iv)
use commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or this Agreement; and

(v)
not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Transaction.

4.4	Required Consents

(a)	Shoreline covenants and agrees in favour of Klondex to use its commercially reasonable efforts after the date hereof to promptly obtain at its sole cost and expense the Required Consents.

(b)
Klondex Parent shall, on or prior to the first anniversary of the Closing Date, advance not less than [redacted for proprietary reasons] in cash to Klondex by way of equity or debt that is non-redeemable, non-retractable and non-repayable (and in relation to which no other amounts shall be paid) until all amounts under the Promissory Note have been paid in full.

(c)	Shoreline covenants and agrees to provide Klondex with all correspondence made by Shoreline or received by Shoreline with respect to the Required Consents.

(d)
To the extent applicable, on and after the Closing Date, until such time as the Required Consents have been obtained, to the extent permitted by Law, Shoreline shall hold the Assumed Contract which relates to the Required Consent in trust for the benefit of Klondex and the covenants and obligations thereunder shall be fully performed by Shoreline (and Shoreline shall not terminate or amend any such Assumed Contract or grant a waiver of any breach of such Assumed Contract or fail to enforce any breach of such Assumed Contract without the prior written consent of Klondex) and all benefits and obligations existing thereunder shall be for the account of Klondex and all costs (if any) in respect thereof shall also be for the account of Klondex.

4.5	Access to Information and Access for Due Diligence

From the date hereof, unless this Agreement is terminated in accordance with its terms, subject to Law, Shoreline shall, and shall cause its officers, directors, employees, auditors, advisors and agents to, in respect of the business, operations, assets, properties and related rights comprising and relating solely to the Purchased Assets and 6004903, afford Klondex and its officers, employees, agents and representatives such access as Klondex may reasonably request, without disrupting the business and operations of Shoreline, during regular business hours of Shoreline, including for the purpose of environmental site assessments, environmental compliance audits and health and safety audits, facilitating post-closing business planning and indemnification purposes, to their officers, employees, agents, properties, books, records and Contracts, and shall make available to Klondex all data and information as Klondex may reasonably request with respect thereto. Without limiting the foregoing, Shoreline shall, upon Klondex's reasonable request, facilitate discussions between Klondex and any third party from whom consent may be required in respect of the Transaction.

4.6	Public Communications

Shoreline and Klondex shall agree on the text of any press releases by which Shoreline and/or Klondex will announce (i) the execution of this Agreement and (ii) the completion of the Transaction.  A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Transaction without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), and Shoreline must not make any filing with any Governmental Entity with respect to this Agreement or the Transaction without the consent of Klondex (which consent shall not be unreasonably withheld or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure (other than with respect to confidential information contained in such disclosure). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure.

4.7	Tax Matters

(a)
Shoreline represents and warrants that it acquired the Purchased Assets on June 23, 2015 pursuant to an agreement of purchase and sale dated June 10, 2015 from 5813906 Manitoba Ltd. (formerly San Gold Corporation) ("San Gold") and that [redacted for proprietary reasons].

(b)
The Parties agree and acknowledge that the acquisition of the Purchased Assets hereunder involves the acquisition by Klondex of all or substantially all of the assets of Shoreline, and Klondex and Shoreline covenant and agree to execute and file a joint election in the prescribed form contemplated under paragraph 66.7(7)(e) of the Tax Act, within the time limits prescribed by the Tax Act, in respect of the transfer of the Purchased Assets. The Parties acknowledge that the election under this section will only extend to the Purchased Assets to the extent applicable.  Shoreline shall prepare and execute such election and provide a copy of the same for Klondex's review at least 15 Business Days prior to the filing deadline.

(c)
Each of Shoreline and Klondex represents that it is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to GST and will provide its registration number to the other party promptly upon request by such other party. Shoreline and Klondex acknowledge and agree that Shoreline is selling, and Klondex is acquiring, all or substantially all of the assets used in the business and each agrees to jointly prepare and execute an election pursuant to section 167 of the Excise Tax Act (Canada). Klondex shall file such election in prescribed form and within the time limits contained in the Excise Tax Act (Canada) with the appropriate Governmental Entity. Any GST and/or any other sales or similar tax incurred in connection with the transactions contemplated by this Agreement, including, for greater certainty, where an election pursuant to section 167 of the Excise Tax Act (Canada) is not or cannot be validly made in respect of the Purchased Assets, shall be borne by Klondex.

(d)
Klondex shall pay (and indemnify Shoreline for) any and all land transfer taxes, levies and other Taxes which may be payable in connection with the purchase and sale of the assets of 6004903 if Klondex acquires such assets as contemplated in section 4.9.

4.8	Employment Matters

(a)
Klondex shall make offers of employment, effective at the Closing Time, to each of [redacted for proprietary reasons], which offers of employment shall be made no later than ten days prior to the Closing Date. [redacted for proprietary reasons] shall each have the option to accept or reject their respective offer of employment up to five days prior to the Closing Date.

(b)	As a condition of closing, prior the Closing Date, Shoreline shall have:

(i)
Terminated, effective prior to the Closing Date, the employment of all its employees other than any employee who tenders his or her resignation effective prior to the Closing Date (each such resigning employee being a "Resigning Employee") and all such terminated Shoreline employees are hereinafter referred to as "Terminated Employees";

(ii)	provided all notice or pay in lieu of notice to all Terminated Employees as is required under all applicable employment agreements with such Terminated Employees and as otherwise required by law; and

(iii)
paid to all employees of Shoreline all accrued vacation pay, statutory holiday pay, wages, salaries, termination payments (subject to subsection 4.8(c) below), and all other benefits and entitlements accrued up to the Closing Date under the applicable employment agreement with each such employee and as otherwise required by law,

and Shoreline shall and does hereby indemnify and hold Klondex harmless for all liabilities, obligations and amounts arising from matters during the period commencing on June 23, 2015 and ending on the Closing Date, or in connection with the transactions herein set forth, that may be or become owing by Shoreline, to any or all employees of Shoreline including without limitation, all Resigning Employees, Terminated Employees, and subject to subsection 4.8(c) hereof, [redacted for proprietary reasons].

(c)
Notwithstanding whether or not [redacted for proprietary reasons] accepts employment with Klondex pursuant to the offers made in accordance with subsection 4.8(a), Shoreline shall terminate both of their employment contracts effective the Closing Date, however in the event that:

(i)
[redacted for proprietary reasons] accepts his offer of employment with Klondex, Klondex hereby covenants and agrees with Shoreline that Klondex, in satisfaction of Shoreline's obligation under [redacted for proprietary reasons] existing employment contract with Shoreline,  shall, on closing, pay directly to [redacted for proprietary reasons] the termination payment set out in such employment contract in the amount of [redacted for proprietary reasons]; and

(ii)
[redacted for proprietary reasons] accepts his offer of employment with Klondex, Klondex hereby covenants and agrees with Shoreline that Klondex, in satisfaction of Shoreline's obligation under [redacted for proprietary reasons] existing employment contract with Shoreline, shall on closing, pay directly to [redacted for proprietary reasons] the termination payment set out in such employment contract in the amount of [redacted for proprietary reasons];

in each case, with such payment being less all respective required deductions.

(d)
In the event that [redacted for proprietary reasons] does not accept the offer of employment made by Klondex made pursuant to subsection 4.8(a) hereof, then Klondex shall have no responsibility whatsoever for such non-accepting party's termination payment or any other obligation of Shoreline under the applicable employment agreement with such party or as otherwise required by law.

(e)
If [redacted for proprietary reasons] accepts the offer of employment by Klondex made pursuant to subsection 4.8(a) hereof, Klondex shall recognize such accepting party's length of service with Shoreline and San Gold.

4.9	6004903 Manitoba Limited

(a)
In the event that Klondex does not provide Shoreline with the notice contemplated in paragraph (p) of the definition of "Purchased Assets" and accordingly does not wish to acquire all of the shares in 6004903, Klondex shall notify Shoreline in writing, not later than three Business Days prior to the Closing Date, whether it wishes to acquire all the assets owned by 6004903 (the "asset purchase notice").  In the event that Klondex does not provide an asset purchase notice by such date, Klondex shall be deemed to not wish to acquire any such assets.  In the event that Klondex does provide an asset purchase notice by such date, the Parties agree that Klondex and 6004903 shall enter into a short form transfer agreement (in form and substance satisfactory to the Parties) pursuant to which all such assets shall be purchased by Klondex from 6004903 to Klondex (for nominal consideration). Shoreline agrees that it shall cause 6004903 to enter into such short form transfer agreement.  The Parties agree that none of the provisions of this Agreement shall apply to any such assets and, for the avoidance of doubt, "Purchased Assets" shall not include any such assets.

(b)
In the event that Klondex does provide Shoreline with the notice contemplated in paragraph (p) of the definition of "Purchased Assets" and accordingly does wish to acquire all of the shares in 6004903, Shoreline shall ensure that Klondex shall obtain free and clear title to all the shares in 6004903 and that 6004903 shall not have any actual or accrued liabilities.

ARTICLE 5
NON-SOLICITATION

5.1	Non-Solicitation

Commencing on the date hereof and until 5:00 p.m. (Pacific time) on the earlier of the Closing Date and the Outside Date, Shoreline shall not, directly or indirectly, and shall not permit any of its affiliates [redacted for proprietary reasons], or any of the officers, directors, employees, representatives or agents of Shoreline, its affiliates [redacted for proprietary reasons] (collectively, "Representatives") to (A) encourage, solicit, initiate discussions with or engage in negotiations with any Person (whether such negotiations are initiated by a Representative or otherwise), other than Klondex, relating in any way to the acquisition of all or any portion of the Purchased Assets (a "Competing Transaction"), (B) enter into any letter of intent, contract or other agreement with any person or entity, other than Klondex, providing for any Competing Transaction, or (C) encourage, solicit or initiate discussions with any Person, other than Klondex, relating in any way to a Competing Transaction, (ii) Shoreline shall, and shall cause the Representatives to, suspend all discussions with third parties regarding any Competing Transactions, and (iii) and Shoreline shall, and shall cause the Representatives to, promptly notify Klondex, within 24 hours of receipt of a proposal, inquiry or other written communication relating in any way to a Competing Transaction, of the material terms and conditions thereof, and the identity of the Person or Persons making such proposal, inquiry or other written communication.  None of the foregoing shall apply to any Excluded Asset.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The Parties are not required to complete the Transaction unless each of the following conditions is satisfied on or as of the Closing Date, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Illegality. No Law is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins Shoreline or Klondex from consummating the Transaction; and

(b)	Required Consents. The Required Consents shall have been obtained in form and substance satisfactory to the Parties, acting reasonably.

6.2	Additional Conditions Precedent to the Obligations of Klondex

Klondex is not required to complete the Transaction unless each of the following conditions is satisfied on or as of the Closing Date, which conditions are for the exclusive benefit of Klondex and may only be waived, in whole or in part, by Klondex in its sole discretion:

(a)
Representations and Warranties.  The representations and warranties of Shoreline set forth in this Agreement that are qualified by materiality or Material Adverse Effect qualifications shall be true and correct in all respects and all other representations and warranties of Shoreline set forth in this Agreement shall be true and correct in all material respects except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect, in each case, as of the Closing Date as if made on and as of such date except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be accordingly true and correct as of such earlier date; and Shoreline shall have delivered a certificate confirming same to Klondex, executed by a senior officer of Shoreline (without personal liability), addressed to Klondex and dated the Closing Date;

(b)
Performance of Covenants.  Shoreline has fulfilled or complied in all material respects with each of the covenants and obligations of Shoreline contained in this Agreement and in the agreements attached as Schedules hereto to be fulfilled or complied with by it on or prior to the Closing Date and Shoreline has delivered a certificate confirming same to Klondex, executed by a senior officer of each of Shoreline (without personal liability), addressed to Klondex and dated the Closing Date;

(c)	No Material Adverse Effect. There shall not have occurred a Material Adverse Effect;

(d)	No Legal Action. There is no action or proceeding pending in Canada to prohibit or restrict the Transaction or prohibit or restrict the ownership or operation by Klondex of the Purchased Assets;

(e)	Damage or Destruction. The Purchased Assets shall not have been damaged in any material respect or destroyed, in whole or in part, by fire, theft or any other hazard;

(f)	Deliveries. Shoreline shall deliver or cause to be delivered to Klondex the following in form and substance satisfactory to Klondex, acting reasonably:

(i)	the certificates referred to in Section 6.2(a) and Section 6.2(b);

(ii)
certified copies of (i) the articles and by-laws of Shoreline; and (ii) the resolutions of the board of directors and (if required) the shareholders of Shoreline approving the entering into of this Agreement, the Transaction and the other transactions contemplated hereby;

(iii)
a certificate of status, compliance, good standing or like certificate with respect to Shoreline issued by appropriate government officials of their respective jurisdictions of incorporation or formation.

(iv)
all conveyances, transfers, assignments, consents and other documents as may be required to convey to Klondex the Purchased Assets with good and marketable title, free and clear of all Encumbrances, other than the Permitted Encumbrances;

(v)	all documents as may be required to remove from title the registrations relating to Encumbrances listed at paragraphs 1(a)(ii) to (iii), 1(b)(vii) to (x) and 3(j);

(vi)	the Promissory Note acknowledged by Shoreline (whether or not executed by Klondex); and

(vii)	the Escrow Agreement executed and delivered by Shoreline.

6.3	Additional Conditions Precedent to the Obligations of Shoreline

Shoreline is not required to complete the Transaction unless each of the following conditions is satisfied on or as of the Closing Date, which conditions are for the exclusive benefit of Shoreline and may only be waived, in whole or in part, by Shoreline in its sole discretion:

(a)
Representations and Warranties.  The representations and warranties of Klondex set forth in this Agreement that are qualified by materiality or Material Adverse Effect qualifications shall be true and correct in all respects and all other representations and warranties of Klondex set forth in this Agreement shall be true and correct in all material respects except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect, in each case as of the Closing Date as if made on and as of such date except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be accordingly true and correct as of such earlier date; and Klondex shall have delivered a certificate confirming same to Shoreline, executed by a senior officer of Klondex (without personal liability), addressed to Shoreline and dated the Closing Date;

(b)
Performance of Covenants. Klondex has fulfilled or complied in all respects with each of the covenants and obligations of Klondex contained in this Agreement and in the agreements attached as Schedules hereto to be fulfilled or complied with by it on or prior to the Closing Date and Klondex has delivered a certificate confirming same to Shoreline, executed by a senior officer of Klondex (without personal liability), addressed to Shoreline and dated the Closing Date;

(c)	No Legal Action. There is no action or proceeding pending in Canada to prohibit or restrict the Transaction;

(d)	Deliveries. Klondex shall deliver or cause to be delivered to Shoreline the following in form and substance satisfactory to Shoreline, acting reasonably:

(i)	the certificates referred to in Section 6.3(a) and Section 6.3(b);

(ii)
certified copies of (i) the notice of articles and the articles of Klondex; and (ii) the resolutions of the board of directors of Klondex approving the entering into of this Agreement, the Promissory Note (and all related documents and security), the Transaction and the other transactions contemplated hereby;

(iii)
a certificate of status, compliance, good standing or like certificate with respect to each of Klondex and Klondex Parent issued by appropriate government officials of their respective jurisdictions of incorporation or formation;

(iv)
the Promissory Note executed and delivered by Klondex, together with all debenture and other security documents relating to the Encumbrances to be granted by Klondex in favour of Shoreline as security for its obligations to Shoreline (and any and all registrations Shoreline may reasonably require to ensure that such Encumbrances are perfected and first ranking subject only to the Permitted Encumbrances and Permitted Klondex Encumbrances (as defined in the Promissory Note) provided that such Permitted Klondex Encumbrances are subordinated to the security over Klondex’s assets in favour of Shoreline on terms and conditions satisfactory to Shoreline);

(v)	a legal opinion of counsel to Klondex in relation to the Promissory Note and the security related thereto in form and substance satisfactory to Shoreline, acting reasonably; and

(vi)	the Escrow Agreement executed and delivered by each of Klondex and the Escrow Agent; and

(e)	Franco-Nevada Consents. The Franco-Nevada Consents shall have been obtained.

ARTICLE 7
TERM AND TERMINATION

7.1	Termination

(a)	This Agreement may be terminated prior to the Closing Date:

(i)	by the mutual written agreement of the Parties;

(ii)	by either Shoreline or Klondex if:

(A)
the closing of the Transaction does not occur on or prior to the end of the day on the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.1(a)(ii)(A) if the failure of the closing of the Transaction to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under this Agreement; or

(B)
after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transaction illegal or otherwise permanently prohibits or enjoins Shoreline or Klondex from consummating the Transaction, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.1(a)(ii)(B) has used its commercially reasonable efforts to appeal such Law (provided such Law is an order, injunction, judgment, decree or ruling) or otherwise have it lifted or rendered non-applicable in respect of the Transaction;

(iii)
by Shoreline if a breach of any representation or warranty or failure to perform any covenant on the part of Klondex under this Agreement occurs that would cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the Outside Date; provided that any Wilful Breach shall be deemed to be incurable; or

(iv)	by Klondex:

(A)
if a breach of any representation or warranty or failure to perform any covenant on the part of Shoreline under this Agreement occurs that would cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the Outside Date; provided that any Wilful Breach shall be deemed to be incurable; or

(B)	after the date of this Agreement, there has occurred a Material Adverse Effect.

(b)
The Party desiring to terminate this Agreement pursuant to Section 7.1(a) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

7.2	Effect of Termination

If this Agreement is terminated pursuant to Section 7.1, this Agreement, subject to Section 10.2(a) and 10.3, shall become void and of no further force or effect without liability of any Party to any other Party to this Agreement except that no Party shall be relieved of any liability for any Wilful Breach by it of this Agreement.

ARTICLE 8
CLOSING

8.1	Date, Time and Place of Closing

The completion of the Transaction contemplated by this Agreement will take place at the offices of Bennett Jones LLP, Suite 3400, One First Canadian Place, Toronto, Ontario, at the Closing Time on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between Shoreline and Klondex.

ARTICLE 9
INDEMNITY

9.1	Indemnity

Subject to the terms and conditions set forth herein, Shoreline shall indemnify Klondex from and against any and all loss, liability, damage, claim, cost and expense (including reasonable attorney’s fees and expenses) borne by Klondex (excluding, for the sake of clarity, indirect, punitive, consequential, special or similar damages including but not limited to loss of repute, loss of clientele, loss of profit and loss of opportunity) (a "Loss"), which arises out of or results from or otherwise relates to:
(a)	any breach of any of the representations and warranties made by Shoreline to Klondex in this Agreement;

(b)	any failure by Shoreline to perform any covenant or obligation of Shoreline contained herein; and

(c)
any debts, claims, liabilities and other obligation related to the Purchased Assets that occurred or (to Shoreline's knowledge) were outstanding during the period commencing on June 23, 2015 and ending on the Closing Date.

9.2	Procedure

(a)
In order to be valid, any claim in respect of the indemnification of a Loss by Klondex against Shoreline (a "Claim") shall be notified in writing to Shoreline within the time period referred to in Section 9.5 and shall specify the basis, act or event on which it is based (including the sections of this Agreement supporting its Claim), indicating the amount or an estimate of the amount claimed in respect of the Loss, if known, and be submitted together with documents which set forth, in reasonable detail, a description of the matter which could potentially give rise to indemnification hereunder (a "Notice of Claim").  Klondex shall deliver the Notice of Claim to Shoreline promptly after Klondex acquires knowledge of the event, fact or circumstance giving rise to the Claim.  If Klondex does not so deliver the Notice of Claim in time for Shoreline to effectively contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of Shoreline shall be reduced by the amount that losses are incurred by Shoreline resulting from Klondex's failure to give such Notice of Claim on a timely basis.

(b)
Klondex shall ensure that Shoreline shall receive without unreasonable delay and be able to reasonably consult all reasonable information and documents held by Klondex, and/or their representatives, advisors, agents and/or affiliates in relation to a Notice of Claim or to the events, facts or circumstances having given rise to a Claim.

(c)	If Shoreline disputes the Notice of Claim, the Parties shall attempt to resolve their dispute amicably.

9.3	Third Party Claims

In the case of any Claim by or in respect of any Person other than the Parties (a "Third Party Claim") for which indemnification is sought, Shoreline shall have the right to: (a) conduct and control any proceedings or negotiations; (b) perform and control or direct the performance of activities required; (c) take all other steps to settle or defend any such Third Party Claim (provided, that Shoreline shall not settle any such Third Party Claim without the consent of Klondex (which consent shall not be unreasonably withheld) unless the settlement includes a complete release of Klondex with respect to the Third Party Claim); and (d) employ counsel to contest any such Third Party Claim.  Notwithstanding an election by Shoreline to assume the defense of such Third Party Claim, Klondex shall have the right to employ separate counsel and to participate in the defense of such Third Party Claim, and Klondex shall bear the fees, costs and expenses of such separate counsel.  Shoreline shall, within 30 days after delivery of the Notice of Claim to Shoreline, notify Klondex of Shoreline’s intention as to the conduct and control of the defense of such Third Party Claim.  Until Klondex has received notice of Shoreline’s election whether to defend any Third Party Claim, Klondex shall take reasonable steps to defend (but may not settle) such Third Party Claim.  If Shoreline shall decline to assume the defense of any such Third Party Claim, or Shoreline shall fail to notify Klondex within 30 days after delivery of the Notice of Claim of Shoreline’s election to defend such Third Party Claim, Klondex shall be entitled to defend against such Third Party Claim (provided, that Klondex shall not settle such Third Party Claim without the consent of Shoreline, which consent shall not be unreasonably withheld).  Regardless of which Party assumes, or is entitled to conduct, pursuant to this Section 9.3, the defense of a Third Party Claim, the Parties agree (A) that neither Party shall settle any Third Party Claim without the consent of the other Party, which consent shall not be unreasonably withheld; (B) to take reasonable steps to defend any Third Party Claim; (C) to cooperate fully with one another in connection therewith; (D) to keep each other reasonably informed of the status of any Third Party Claim and any related legal proceeding; and (E) to take no action or make any admissions or statements not required by Law which would adversely affect the defense of any Third Party Claim.

9.4	Limitations

(a)	Notwithstanding anything to the contrary in this Agreement, the liability of Shoreline to indemnify any Loss shall be limited in the following manner:

(i)
Threshold. No claims for indemnification may be made by Klondex against Shoreline under this Article 9  until the aggregate amount of all Losses exceeds [redacted for proprietary reasons] (the "Threshold") in which event Shoreline shall be responsible for all Losses including the amount of the Threshold and all amounts exceeding the Threshold.

(ii)	Cap. Shoreline’s aggregate obligation to indemnify Klondex and hold it harmless under this Article 9 shall in no event exceed an amount equal to [redacted for proprietary reasons].

(b)	Any Loss shall be indemnified only once by Shoreline, whether incurred by Klondex, Klondex Parent and/or any of their affiliates.

(c)
If any Loss is recovered by Klondex, Klondex Parent or any of their affiliates, in whole or in part, from any Person after the payment by Shoreline of any amount due under this Agreement, amounts so recovered shall be credited to Shoreline.

9.5	Survival

(a)
Each of the representations and warranties of Shoreline shall survive the closing of the Transaction and remain in full force and effect for a time-period expiring eighteen (18) months after the Closing Date provided however that the Shoreline Fundamental Reps shall survive without any limitation of time.

(b)
Each of the representations and warranties of Klondex shall survive the closing of the Transaction and remain in full force and effect for a time-period expiring eighteen (18) months after the Closing Date provided however that the representations and warranties set forth in paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization] and 3 [Execution and Binding Obligation] of Schedule "K" shall survive without any limitation of time.

9.6	Remedies and Mitigation Obligation

(a)
Subject to Section 10.3 of this Agreement, Klondex and Shoreline acknowledge and agree that the indemnification provisions of this Article 9 shall be the sole and exclusive remedies of Klondex and Klondex Parent for any breach by Shoreline of the representations and warranties in this Agreement and for any failure by Shoreline to perform and comply with any covenants and agreements in this Agreement.

(b)
Each of Klondex and Klondex Parent shall take and shall cause that all reasonable steps be taken to mitigate all Losses and potential Losses and to avoid and minimize the amount of all Losses and potential Losses.

(c)
Each of Klondex and Klondex Parent shall claim under all available insurance policies and the amount of all Losses shall be reduced by an amount equal to all amounts available to Klondex or Klondex Parent under any insurance policy.

9.7	Payment of Indemnification

Payments to be made to Klondex under this Agreement (other than pursuant to Section 9.3) or pursuant to any set-off provision in the Promissory Note shall be deemed a reduction of the Purchase Price.

9.8	Knowledge

Shoreline shall not be liable under this Article 9 for any Losses resulting from or relating to any inaccuracy in or breach of any representation or warranty in this Agreement if Klondex or Klondex Parent had knowledge of such inaccuracy or breach before the closing of the Transaction.  For purposes of this Article 9, a reference to the knowledge of Klondex or Klondex Parent means the actual knowledge of [redacted for proprietary reasons].

9.9	Non-Reliance

Klondex and Klondex Parent acknowledge and agree that (i) Shoreline has not made and is not making any representations or warranties whatsoever regarding any of the Purchased Assets or the subject matter of this Agreement, express or implied, except as provided in Section 3 and (ii) they are not relying, and have not relied, on any representations or warranties whatsoever regarding any of the Purchased Assets or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3.

ARTICLE 10
GENERAL PROVISIONS

10.1	Amendments

This Agreement may only be amended by mutual written agreement of the Parties.

10.2	Expenses

(a)
Subject to Section 10.2(b) or as otherwise expressly agreed between the Parties, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Transaction, including all costs, expenses and fees of Shoreline and Klondex incurred prior to or after the Closing Date in connection with, or incidental to, the

Transaction, shall be paid by the Party incurring such expenses, whether or not the Transaction is consummated.

(b)
Klondex shall pay all Taxes exigible under The Tax Administration and Miscellaneous Taxes Act (Manitoba) in connection with the Transaction contemplated hereby. In this regard, each of Klondex and Shoreline agrees to reasonably cooperate with the other and file any requisite documents within a reasonable period of time following the Closing Date.

(c)
If Klondex determines that the Transaction constitutes a "sale in bulk" pursuant to The Tax Administration and Miscellaneous Taxes Act (Manitoba), Shoreline shall use its commercially reasonable efforts to obtain and supply a clearance certificate pursuant to Section 45(2) of The Tax Administration and Miscellaneous Taxes Act (Manitoba) to Klondex within thirty (30) days following the Closing Date.

10.3	Injunctive Relief and Remedies

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by Shoreline or Klondex in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement by the other Party, and to enforce compliance with the terms of this Agreement by the other Party without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity.

10.4	Further Assurances

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively undertake the transactions contemplated by this Agreement and to carry out the intent of this Agreement. Without limiting the generality of the foregoing, to the extent that any Purchased Asset is not transferred to Klondex, upon the written request of Klondex, Shoreline shall use its reasonable best efforts to transfer, or to cause the transfer of, such asset to Klondex or take other appropriate steps to allow Klondex to enjoy the benefit of such arrangement or asset.

10.5	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to Klondex at:

Klondex Canada Ltd.
c/o Klondex Mines Ltd.
1055 West Hastings Street, Suite 2200
Vancouver, BC V6E 2E9

Attention:                      President and Chief Executive Officer
Telephone:                    (775) 284-5757
Facsimile:                       (775) 284-5756

with a copy to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, ON M5X 1A4

Attention:                      Abbas Ali Khan
Telephone:                    (416) 777-5397
Facsimile:                       (416) 863-1716

(b)	to Shoreline at:

Shoreline Gold Inc.
c/o B Asset Manager, LP
1370 Avenue of the Americas, 32nd Floor
New York, New York  10019

Attention:  Daniel Saks
Facsimile number:  (212) 260-5051

With a copy to:

Baker & McKenzie LLP
Brookfield Place
Bay/Wellington Tower
181 Bay Street, Suite 2100
Toronto, ON M5J 2T3

Attention:  Ilia Danef
Facsimile number:  (416) 863-6275

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile.  Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

10.6	Time of the Essence

Time is of the essence in this Agreement.

10.7	Third Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any other Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

10.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

10.9	Entire Agreement

This Agreement, together with the Promissory Note (and all documents related thereto) and the Escrow Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.  There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, the Promissory Note (and all documents related thereto) or the Escrow Agreement except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

10.10	Successors and Assigns

(a)
This Agreement becomes effective only when executed by Shoreline, Klondex and Klondex Parent. After that time, it will be binding upon and enure to the benefit of Shoreline, Klondex and Klondex Parent and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

10.11	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.12	Governing Law

(a)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(b)
Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

10.13	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

10.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.  The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.  Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SHORELINE GOLD INC.

By:	(signed) "Daniel Saks"
Name: Daniel Saks
Title: Authorized Signatory

KLONDEX MINES LTD.

By:	(signed) "Paul Huet"
Name: Paul Huet
Title: President & CEO

KLONDEX CANADA LTD.

By:	(signed) "Paul Huet"
Name: Paul Huet
Title: President

SCHEDULE "A"

ASSUMED CONTRACTS

[redacted for proprietary reasons]

A-1

SCHEDULE "B"

EQUIPMENT

[redacted for proprietary reasons]

B-1

SCHEDULE "C"

EXCLUDED ASSETS

[redacted for proprietary reasons]

C-1

SCHEDULE "D"

FIXED ASSETS

[redacted for proprietary reasons]

D-1

SCHEDULE "E"

INTELLECTUAL PROPERTY

[redacted for proprietary reasons]

E-1

SCHEDULE "F"

OWNED REAL PROPERTY

[redacted for proprietary reasons]

F-1

SCHEDULE "G"

PROPERTIES

[redacted for proprietary reasons]

G-1

SCHEDULE "H"

ROYALTIES

 [redacted for proprietary reasons]

H-1

SCHEDULE "I"

REQUIRED CONSENTS

[redacted for proprietary reasons]

I-1

SCHEDULE "J"

REPRESENTATIONS AND WARRANTIES OF SHORELINE

Except as set forth in the Disclosure Letter:

1.
Organization and Qualification.  Shoreline is a corporation incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.  Shoreline is qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which such qualification, licensing or registration is necessary except to the extent that any failure of Shoreline to be so qualified, licensed or registered or to be in good standing would not materially affect the Purchased Assets and has all Authorizations required to own, lease and operate the Purchased Assets and to conduct its business as now owned and conducted in respect of the Purchased Assets.

2.
Corporate Authorization.  Shoreline has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by Shoreline of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Shoreline and no other corporate proceedings on the part of Shoreline are necessary to authorize this Agreement or the consummation of the Transaction and the other transactions contemplated hereby.

3.
Execution and Binding Obligation.  This Agreement has been duly executed and delivered by Shoreline, and constitutes a legal, valid and binding agreement of Shoreline, enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.
Governmental Authorization.  The execution, delivery and performance by Shoreline of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Shoreline other than those listed in the Required Consents.

5.
Non-Contravention.  The execution, delivery and performance by Shoreline of its obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of Shoreline's articles or by-laws;

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law;

(c)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation,

acceleration or other change of any right or obligation or the loss of any benefit to which Shoreline is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract (oral or written) or any Authorization to which Shoreline is a party or by which Shoreline is bound, relating to the Purchased Assets; or

(d)	result in the creation or imposition of any Encumbrance upon any of the Purchased Assets.

6.
No Undisclosed Liabilities.  There are no material liabilities or obligations of Shoreline of the nature required to be disclosed in a balance sheet prepared in accordance with IFRS which relate in any way to the Purchased Assets, other than liabilities or obligations incurred in connection with this Agreement or disclosed to Klondex in writing.

7.
Absence of Certain Changes or Events. Since June 23, 2015, other than the transactions contemplated in this Agreement, the business of Shoreline as it relates to the Purchased Assets has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have a Material Adverse Effect.

8.
Compliance with Laws.  Shoreline is, and since June 23, 2015 has been, in compliance in all material respects with Law in connection with the ownership, use, maintenance and operation of the Purchased Assets. Shoreline is not under any investigation with respect to, has not been charged with or, to the knowledge of Shoreline, threatened to be charged with, nor has Shoreline received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity in connection with the ownership, use, maintenance and operation of the Purchased Assets if such violation, potential violation or disqualification would have or would be reasonably expected to have a Material Adverse Effect.

9.
Compliance with Non-Solicitation Provisions.  Shoreline has complied with its non-solicitation obligations set out under the heading "Exclusivity" in the preliminary non-binding proposal dated October 30, 2015 between Klondex Parent and Shoreline in respect of the Transaction.

10.	Authorizations and Licenses.

(a)
Shoreline owns, possesses or has obtained all Authorizations that are required by Law in connection with the ownership of the Purchased Assets, and the business or operations currently carried on in respect thereof. Each Authorization is valid and in full force and effect. No action, investigation or proceeding is pending in respect of or regarding any such Authorization and Shoreline has not received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Government Entity to revoke, refuse to renew or materially amend any such Authorization.

11.	Real Property Matters.

(a)
Other than Permitted Encumbrances, Shoreline (i) is the absolute legal and beneficial owner of the Purchased Assets, (ii) is or will be the registered owner of the Properties as at the Closing Date and (iii) holds either freehold title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which each Property is located (collectively,

 "Property Rights"), in respect of the Mineral Rights located in each Property, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Shoreline to explore, develop or mine (as the case may be) mineral deposits relating thereto and, except for Permitted Encumbrances, Shoreline holds an interest in each Property free and clear of any Encumbrances.

(b)	To Shoreline's knowledge, except as disclosed in Schedule "H" under the heading "Royalties", there are no royalty or similar obligations in place with respect to the Properties.

(c)
To Shoreline's knowledge, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, with respect to, or on account of, the Properties, have been: (i) duly paid; (ii) duly performed; or (iii) provided for.

(d)
To Shoreline’s knowledge, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Shoreline's interest in the Properties or any of the Property Rights.

(e)
To Shoreline's knowledge, all of the Property Rights have been properly located and recorded in material compliance with applicable Law and are comprised of valid and subsisting mineral claims in all material respects.

(f)
To Shoreline’s knowledge, the Property Rights are in good standing under Law and, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(g)
To Shoreline’s knowledge, there is no material adverse claim, existing or threatened, against or challenge to the title to or ownership of any of the Property Rights, Mineral Rights, Authorizations including any asserted aboriginal title or other rights from First Nations, Métis, tribal or native authorities, communities or groups, and Government Entity.

(h)
To Shoreline's knowledge, the Purchased Assets and Mineral Rights are not within any protected area, conservation area, rescued area, reserve, reservation, reserved area, resource management zone, traditional aboriginal lands, aboriginal treaty lands or special needs lands as designated by any Governmental Entity which would materially impair the operation and further development of the Purchased Assets.

(i)	Shoreline does not have knowledge of any actual or threatened claim that would reasonably be expected to materially and adversely affect the right of Shoreline to transfer the Properties.

(j)	Shoreline does not occupy any premises as tenant in respect of any of the Properties.

(k)
No legal or governmental proceedings or inquiries are pending to which Shoreline is a party or to which either of the Properties is subject that would result in revocation or modification  of any certificate, authority, permit or licence related to a Property and, to

Shoreline's knowledge, no such legal or governmental proceedings or inquiries are pending or threatened.

12.
No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Shoreline, or on or following the Closing Date, of any portion of the Purchased Assets.

13.
Care and Maintenance.  The Rice Lake Property is, and has during the Shoreline Period, been on care and maintenance and no mining, exploration or development has been undertaken during such period in relation to the other Properties.

14.	Environmental Matters.

In relation to the Shoreline Period:

(a)
neither Shoreline nor any of its Subsidiaries has been and is currently in violation of, in connection with the ownership, use, maintenance, operation, closure or remediation of the Purchased Assets, in any material respect, any Environmental Laws;

(b)
without limiting the generality of Paragraph 14(a), Shoreline does not have any knowledge of, and has not received any notice of, any claim, judicial or administrative proceeding, pending or threatened against, or which would reasonably be expected to affect, either Shoreline or any of its property, assets or operations, relating to, or alleging any violation of, any Environmental Laws in connection with the ownership, use, maintenance, operation, closure or remediation of the Purchased Assets by Shoreline. To Shoreline's knowledge, there are no facts or conditions which would reasonably give rise to any such claim  or judicial or administrative proceeding or otherwise.  Shoreline has not received notice from a Governmental Entity that such Governmental Entity is investigating or auditing any of the Purchased Assets to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a Release of any Hazardous Substances into the Environment, except for compliance inspections conducted in the normal course by any Governmental Entity;

(c)
to Shoreline's knowledge, there are no orders, rulings, directives or Governmental Entity policies issued, pending or threatened against Shoreline in connection with the ownership, use, maintenance or operation of the Purchased Assets under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the Purchased Assets;

(d)
to Shoreline’s knowledge, (i) there are no costs, damages or other liabilities  arising from or related to the presence, emission, migration, disposal, Release or threatened Release of any Hazardous Substances (including any investigation, assessment, remediation, monitoring or other work) and (ii) no Purchased Assets have been used by Shoreline for the disposal of waste, Release or transportation of, any substance, material or waste in violation of any Environmental Laws or that would reasonably be expected to materially adversely affect the use or value of the Properties;

(e)	to Shoreline's knowledge, there are no polychlorinated biphenyls, asbestos, asbestos-containing materials, urea formaldehyde, lead paint or other such Hazardous Substances at the Purchased Assets;

(f)
to Shoreline's knowledge, there are no underground storage tanks, sumps, pits or other below grade containment devices at the Purchased Assets  except in compliance with all Environmental Laws and in a manner that would not have a Material Adverse Effect; and

(g)	to Shoreline's knowledge, there is no mine closure plan in effect in relation to the Properties other than the Mine Closure Plan.

15.	Aboriginal Matters.

Shoreline: (i) is not a party to any arrangement or understanding with First Nations, Métis, tribal or native authorities, communities or groups in relation to the environment or the development of communities in the vicinity of, or in connection with, the Purchased Assets; (ii) is not currently engaged or involved in any disputes, discussions or negotiations with First Nations, Métis, tribal or native authorities, communities or groups, or Governmental Entity; or (iii) has not received notice of any existing claim with respect to the Purchased Assets, either from First Nations, Métis, tribal or native authorities, communities or groups or any Governmental Entity, indicating that any part of the Purchased Assets infringes upon or has an adverse effect on aboriginal rights or interests.

16.
Restrictions on Conduct of Business.  Shoreline is not a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to limit in any material respect the manner or the localities in which all or any portion of the business or operations contemplated to be carried on in respect of the Purchased Assets may be conducted.

17.
Litigation.  There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Shoreline, threatened against or relating to Shoreline that would reasonably be expected to have a Material Adverse Effect by or before any Governmental Entity.

18.
Insurance. Shoreline in respect of the Purchased Assets is, and has been continuously since June 23, 2015, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of Shoreline and the Purchased Assets.

19.
Taxes. No failure, if any, of Shoreline to duly and timely pay all Taxes, including all instalments on account of Taxes for the current year, that are due and payable will result in an Encumbrance on the Purchased Assets.

20.
Anti-Corruption.  Neither Shoreline, nor to the knowledge of Shoreline, any of its directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (iv) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

21.
Labour Unions.  Shoreline has not made any agreements with any labour union or employee association, nor made commitments to, or conducted negotiations with, any labour union or employee association with respect to any such agreement. Shoreline does not have any knowledge of any current attempts to organize or establish any labour union or employee association in respect of the Purchased Assets.

22.
Sale Approval and Vesting Order.  Shoreline has complied with the terms of and its obligations under the Sale Approval and Vesting Order, dated June 22, 2015 and issued by the Court of Queen's Bench of Manitoba (Bankruptcy and Insolvency) in respect of Shoreline's acquisition of the Purchased Assets from San Gold, other than non-compliance that (i) does not adversely affect Shoreline's right, title and interest in the Purchased Assets, (ii) would not reasonably be expected to adversely affect Klondex's right, title, and interest in the Purchased Assets following the closing of the Transaction and (iii) would not reasonably be expected to adversely affect any Authorizations that are required by Law in connection with the ownership of the Purchased Assets.

23.
San Gold Financial Offtake Agreements.  Shoreline did not assume from San Gold any of the financial offtake agreements, dated March 7, 2014, between San Gold and each of [redacted for proprietary reasons].

SCHEDULE "K"

REPRESENTATIONS AND WARRANTIES OF KLONDEX AND KLONDEX PARENT

1.
Organization and Qualification.  Each of Klondex and Klondex Parent is a corporation incorporated, validly existing and in good standing under the Laws of British Columbia and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

2.
Corporate Authorization.  Each of Klondex and Klondex Parent has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by each of Klondex and Klondex Parent of its respective obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Klondex and Klondex Parent and no other corporate proceedings on the part of Klondex or Klondex Parent are necessary to authorize this Agreement or the consummation of the Transaction and the other transactions contemplated hereby.

3.
Execution and Binding Obligation.  This Agreement has been duly executed and delivered by each of Klondex and Klondex Parent, and constitutes a legal, valid and binding agreement of each of Klondex and Klondex Parent enforceable against each of them in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.
Governmental Authorization.  The execution, delivery and performance by each of Klondex and Klondex Parent of its respective obligations under this Agreement and the consummation of the Transaction and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Klondex or Klondex Parent other than: (i) filings with the Exchange; and (ii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of Klondex or Klondex Parent (as the case may be) to consummate the Transaction and the transactions contemplated hereby.

5.
Non-Contravention.  The execution, delivery and performance by each of Klondex and Klondex Parent of its respective obligations under this Agreement and the consummation of the Transactions and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of Klondex's or Klondex Parent's organizational documents; or

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law.

6.	Cash. On or prior to the first anniversary of the Closing Date, Klondex Parent shall have transferred a minimum of [redacted for proprietary reasons] in cash to Klondex as equity or debt.

K-1

SCHEDULE "L"

PURCHASE PRICE ALLOCATION

INTENTIONALLY DELETED

L-1

SCHEDULE "M"

OTHER INTERESTS

Nil.

M-1

SCHEDULE "N"

ENCUMBRANCES

[redacted for proprietary reasons]

N-1

SCHEDULE "O"

FRANCO-NEVADA CONSENTS

[redacted for proprietary reasons]

O-1

SCHEDULE "P"

FORM OF PROMISSORY NOTE

(See attached)

P-1

SECURED PROMISSORY NOTE

TO:	SHORELINE GOLD INC.	PRINCIPAL AMOUNT:	US$12,000,000
DATE:	January [●], 2016

FOR VALUE RECEIVED, the undersigned, KLONDEX CANADA LTD. (the “Debtor”), hereby acknowledges its indebtedness and promises to pay to or to the order of SHORELINE GOLD INC. (the “Holder”) or as the Holder may direct, the principal sum of US$12,000,000 in lawful money of the United States of America as well as all accrued and unpaid interest on or before the applicable Maturity Dates in accordance with the terms of this Promissory Note. This Promissory Note is being issued in connection with the asset purchase agreement dated December 16, 2015 between, inter alia, the Debtor, the Holder and Klondex Mines Ltd. ("Klondex Parent") (the “APA”) to evidence the indebtedness of the Debtor to the Holder for the Second Instalment (as defined in the APA), Third Instalment (as defined in the APA) and Fourth Instalment (as defined in the APA).  Capitalized terms used, but not defined, herein shall have the meanings given thereto in the APA.

1.	Payment. The principal sum of this Promissory Note shall be paid by the Debtor as follows:

(a)
US$4,000,000 shall be paid by wire transfer of immediately available funds on the first anniversary of the Closing Date (as defined in the APA) (such anniversary, the “First Instalment Maturity Date”) and shall be credited by the Holder against the Purchase Price (as defined in the APA);

(b)
US$4,000,000 shall be paid by wire transfer of immediately available funds on the second anniversary of the Closing Date (as defined in the APA) (such anniversary, the “Second Instalment Maturity Date”) and shall be credited by the Holder against the Purchase Price (as defined in the APA); and

(c)
US$4,000,000 shall be paid by wire transfer of immediately available funds on the third anniversary of the Closing Date (as defined in the APA) (such anniversary, the “Third Instalment Maturity Date” and together with the First Instalment Maturity Date and the Second Instalment Maturity Date, the “Maturity Dates”) and shall be credited by the Holder against the Purchase Price (as defined in the APA).

Notwithstanding the schedule of payments set out above, the principal sum of this Promissory Note and all other amounts outstanding under this Promissory Note shall be paid in full by the Debtor immediately upon the occurrence of an Event of Default.

2.
Interest.  The outstanding principal amount hereof shall bear interest from the date hereof to and including the date of payment of the principal amount hereof in full at a rate of 4% per annum, calculated and payable monthly, in arrears on the first Business Day (as defined in the APA) of each month, both before and after judgment.   Interest shall accrue daily and be calculated on the basis of the actual number of days elapsed in a year of 360 days.  The covenant to pay interest shall not merge on the taking of a judgment or judgments with respect to any of the obligations herein stipulated.  If any provision of this Promissory Note would oblige the Debtor to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by applicable law or would result in a receipt by the Holder of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, that would not be so prohibited by applicable law or so result in a receipt by the Holder of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary) by the Holder returning such excess amount or rate to the Debtor.

3.
Costs and Expenses.  The Debtor shall pay 50% of all costs and expenses of the Holder incurred in connection with all security documents and/or any other documents related hereto including all such registrations thereof (including the reasonable fees and expenses of its legal counsel).  The Debtor shall indemnify the Holder for any amounts required to compensate the Holder for, any cost, expense, claim or loss suffered by, imposed on, or asserted against, the Holder as a result of, connected with or arising out of (i) the enforcement of this Promissory Note, (ii) a default (whether or not constituting an Event of Default) by the Debtor, and (iii) any proceedings brought by or against the Holder due to the Holder’s entering into or being a party to the Promissory Note.

4.
Security.  All obligations under this Promissory Note shall be secured by security over all the Purchased Assets (including, without limitation, the Rice Lake Property) pursuant to a debenture to be entered into, executed and delivered by the Debtor in favour of the Holder in form and substance satisfactory to each of the Holder and the Debtor (the “Debenture”). The Debenture and/or notice thereof (as the Holder may require) will be filed in all registries and offices as the Holder may require.  All the security pursuant to the Debenture shall at all times be first-ranking (subject only to the Permitted Encumbrances) and perfected on terms and conditions satisfactory to the Holder provided that the Holder shall permit the Permitted Klondex Encumbrances if such Permitted Klondex Encumbrances are subordinated to the security over the Purchased Assets in favour of the Holder on terms and conditions satisfactory to the Holder.

"Permitted Klondex Encumbrances" means:

(a)
the Encumbrances in favour of Franco-Nevada GLW Holdings Corp. (“Franco-Nevada”) pursuant to the gold purchase agreement dated February 11, 2014 between Franco-Nevada and Klondex Parent provided such Encumbrances are subordinated to the security over the Purchased Assets granted by Klondex in favour of Shoreline on terms and conditions satisfactory to Shoreline;

(b)
the Encumbrances in favour of [redacted for proprietary reasons] or other third party lender pursuant to a revolving credit facility and risk management facility for metal and currency hedging to be provided by [redacted for proprietary reasons] or other third party lender to Klondex Parent (and/or one of its subsidiaries), provided such Encumbrances are subordinated to the security over the Purchased Assets granted by Klondex in favour of Shoreline on terms and conditions satisfactory to Shoreline;

(c)
Encumbrances arising by operation of law for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings diligently conducted and for which reserves satisfactory to Shoreline have been established; and

(d)	such other Encumbrances as may be approved in writing by Shoreline from time to time.

5.	Affirmative Covenants. So long as any amount owing under this Promissory Note remains unpaid, the Debtor shall do the following:

(a)
Payments of Principal Sum and Interest.  Pay the principal sum of this Promissory Note and all accrued interest and fees upon same becoming due and payable in accordance with the terms of this Promissory Note;

(b)
Delivery of Secured Property and Perfection.  Do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, deeds, mortgages, assignments, transfers and assurances as the Holder shall require for better assuring, charging, assigning and conferring unto the Holder the security interest created under the Debenture and/or for the purpose of fully accomplishing and effecting the intention of this Promissory Note;

(c)
Corporate Existence, Compliance with Laws, etc.  Preserve and maintain its corporate existence. Comply in all material respects with the requirements of all applicable Laws (as defined in the APA).  Obtain and maintain in full force all consents, authorizations,  approvals, licenses, permits and third party approvals necessary for the conduct of its business as currently conducted and the entering into and performance of its obligations under this Promissory Note;

(d)
Maintenance of Insurance. (A) Maintain insurance at all times with responsible insurance carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Debtor operates; (B) Promptly at the request of the Holder, deliver to the Holder evidence of such insurance coverage; and (C) Promptly at the request of the Holder, deliver to the Holder all certificates and reports prepared in connection with such insurance;

(e)
Maintenance of Collateral. (A) Maintain or cause to be maintained all the Purchased Assets (including, without limitation, the Rice Lake Property) in good condition in accordance with prudent industry standards; and (B) cause all necessary and proper steps to be taken diligently to protect and defend all the Purchased Assets (including, without limitation, the Rice Lake Property) and the proceeds thereof against any adverse claim or demand;

(f)
Notice. Give notice to the Holder as soon as it becomes aware of (i) the commencement of any action, litigation, proceeding, arbitration, investigation, grievance or dispute affecting the Debtor, its business or any of its affairs, or (ii) any Event of Default;

(g)
Further Assurances. Upon request of the Holder, execute and deliver, or cause to be executed and delivered, to the Holder such further instruments and agreements and do and cause to be done such further acts as may be necessary or proper in the opinion of the Holder, acting reasonably, to carry out more effectively the provisions and purposes of this Promissory Note and/or the Debenture; and

(h)	Performance of Obligations. Duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in this Promissory Note.

6.
Negative Covenants.  Except with the prior written consent of the Holder (acting in its sole and absolute discretion), so long as any amount owing under this Promissory Note remains unpaid, the Debtor shall not:

(a)	Grant Security. Directly or indirectly create, incur, assume, grant, permit or suffer to exist any Encumbrance (as defined in the APA) whatsoever on any of the Purchased

Assets (including, without limitation, the Rice Lake Property) other than (i) the Permitted Encumbrances and (ii) any Permitted Klondex Encumbrances provided that such Permitted Klondex Encumbrances are subordinated to the security over the Purchased Assets in favour of the Holder on terms and conditions satisfactory to the Holder;

(b)
Distributions.  Declare, make or pay any Distribution.  For purposes of this Promissory Note, “Distribution” includes (i) any dividend or other distribution on issued shares, or (ii) any purchase, redemption or retirement of any issued shares, preferred shares, warrants or any other option or right to acquire any shares;

(c)
Sale of Assets.  Sell, lease, convey, transfer, assign or otherwise dispose of all or any Purchased Assets, except that it may sell its inventory in the ordinary course of business and otherwise dispose of obsolete or worn out assets for cash on arm's length terms and conditions, provided that the Debtor shall be entitled to temporarily transfer to, and maintain in, the State of Nevada mobile equipment of the Debtor currently located in the Province of Manitoba provided further that the security granted in favour of the Holder in such equipment for the obligations under this Note shall continue uninterrupted as perfected first-ranking security (subject only to the Permitted Encumbrances) in favour of the Holder on terms and conditions satisfactory to the Holder provided that the Permitted Klondex Encumbrances shall be permitted to apply to such mobile equipment only to the extent such Permitted Klondex Encumbrances are subordinated to the security over the Purchased Assets in favour of the Holder on terms and conditions satisfactory to the Holder;

(d)
Mergers, Etc.  Enter into any reorganization, consolidation, amalgamation, arrangement, winding-up, merger or other similar transaction or convey, lease or dispose of all or substantially all of its assets;

(e)
Bankruptcy. (i) Make a general assignment for the benefit of creditors, (ii) institute any proceeding seeking (a) to adjudicate it a bankrupt or insolvent, or (b) to liquidate, wind up, reorganize, arrange, adjust, protect or relieve of it or its debts under any laws relating to bankruptcy, insolvency, reorganization or relief of debtors or (iii) take any corporate action to authorize any of the above actions;

(f)	Financial Assistance. Make any loans, grant any credit or give any guarantee or other financial accommodation or assurance to or for the benefit of any Person (as defined in the APA); or

(g)
Payment of Indebtedness. Directly or indirectly, purchase, redeem, defease or pay any principal, interest, fee, commission or other amount relating to any indebtedness other than (i) indebtedness owing by the Debtor to the Holder or (ii) indebtedness incurred solely for the acquisition of mobile equipment necessary for the development or operation of the Rice Lake Project (and, if secured, only secured by a security interest over the asset acquired with the proceeds of such indebtedness) and provided further that (A) the total aggregate amount thereof incurred during the period commencing on the date hereof and ending on the Third Instalment Maturity Date shall not exceed [redacted for proprietary reasons] and (B) the only permitted payments shall be payments of regular interest and regular scheduled repayments of principal (each of which shall be on arm’s length terms).

7.	Events of Default. The occurrence of any of the following events shall constitute an “Event of Default” under this Promissory Note:

(a)
Non-Payment.  The Debtor fails to make payment of any obligation (whether for principal, interest, costs, fees, expenses or any other amount due hereunder) when due and payable pursuant to the terms of this Promissory Note;

(b)
Breach of Covenants or Obligations.  (i) The Debtor fails to perform, observe or comply with any covenant, condition or any other provision or obligation contained in Section 6 of this Promissory Note; or (ii) the Debtor fails to perform, observe or comply with any covenant, condition or any other provision or obligation contained in Section 5 of this Promissory Note and, in the case of paragraph (ii), such failure continues for a period of ten (10) Business Days (as defined in the APA);

(c)
No Priority. This Promissory Note ceases to be in full force and effect and/or if the Holder's security interest is no longer effective and/or the Holder no longer has a perfected priority lien against all the Purchased Assets as contemplated herein;

(d)
Judgments. Any judgment or order for the payment of money is rendered against (i) the Debtor in excess of [redacted for proprietary reasons] in the aggregate or (ii) Klondex Parent in excess of [redacted for proprietary reasons] in the aggregate;

(e)
Insolvency.  The Debtor or Klondex Parent (i) makes a general assignment for the benefit of creditors, (ii) institutes or has instituted against it any proceeding seeking (a) to adjudicate it a bankrupt or insolvent, (b) liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any laws relating to bankruptcy, insolvency, reorganization or relief of debtors, or (c) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any part of its properties and assets, or (iii) takes any action to authorize any of the above or similar actions;

(f)
Dissolution.  Any proceedings are commenced or any application is made for the bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution or any similar proceedings of the Debtor or Klondex Parent or any decree, order or approval for such bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution is issued or entered; and/or

(g)	Change of Control. A Change of Control (as defined in the APA) of the Debtor and/or of Klondex Parent occurs.

(h)
Cross Default.  The Debtor fails to pay the principal of, or premium or interest on, any of its Debt which is outstanding in an aggregate principal amount exceeding (i) in the case of the Debtor, [redacted for proprietary reasons] or (ii) in the case of Klondex Parent, [redacted for proprietary reasons] (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise); or any other event occurs or condition exists if its effect is to constitute a default (howsoever described) under any such Debt or would accelerate, or permit the acceleration of any such Debt; or any such Debt shall or may be declared to be due and payable prior to its stated maturity.  For the purposes of this Section 7(h), "Debt" means (i) all indebtedness of the Debtor and/or Klondex Parent for borrowed money, including borrowings of commodities, bankers’ acceptances, letters of credit or letters of guarantee, (ii) all indebtedness of the Debtor and/or Klondex Parent for the deferred purchase price of property or services other than for goods and services purchased in the ordinary course of business and paid for in accordance with customary practice and not represented by a note, bond, debenture or other evidence of Debt provided such indebtedness is not outstanding for a period longer than 90 days, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Debtor and/or Klondex Parent (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all current liabilities of the Debtor and/or Klondex Parent represented by a note, bond, debenture or other evidence of Debt, (v) all obligations under leases which have been or should be recorded as capital leases in respect of which the Debtor and/or Klondex Parent is liable as lessee and (vi) all indebtedness of the Debtor and/or Klondex Parent to finance all or part of the cost of acquiring any asset.

8.	Application of Payments. All payments by the Debtor to the Holder shall be applied firstly to accrued and unpaid interest, if applicable, and secondly to the unpaid balance of the principal amount.

9.	Pre-Payment. The Debtor shall have the right to pay any or all amounts owing hereunder at any time without penalty, premium or similar payment.

10.
Set-Off. In the event that any outstanding amount is claimed by the Debtor as due and payable pursuant to the Holder's obligations to indemnify the Debtor under Article 9 of the APA in connection with any Loss (as defined in the APA) for which a Claim or Third Party Claim has been made by the Debtor in accordance with the terms of the APA ("Unsatisfied Indemnity Obligations"),  and the Debtor wishes to set-off all or any portion of the amount owing by the Debtor to the Holder pursuant to this Promissory Note against all or any portion of the amount of Unsatisfied Indemnity Obligations, the Debtor shall:

(a) provide prior written notice to the Holder of such Unsatisfied Indemnity Obligation and its intention to set-off all or any portion of the amount owing by the Debtor to the Holder pursuant to this Promissory Note against all or any portion of the amount of Unsatisfied Indemnity Obligations, not less than 10 days prior to the date it intends to effect such set-off ; and

(b) without prejudice to any of its other (payment and/or other) obligations under this Promissory Note, deposit an amount equal to the lesser of (i) the amount then due under this Promissory Note and (ii) the amount of such Unsatisfied Indemnity Obligation with the Escrow Agent (as defined in the APA) in accordance with the provisions of the Escrow Agreement (as defined in the APA)  (the “Escrowed Amount”).

Subject to the provisions of the Escrow Agreement, the Debtor and the Holder agree that the Escrowed Amount shall be disbursed as follows:

(i)
in the event that the Debtor and the Holder reach an agreement in relation to any Unsatisfied Indemnity Obligation, the Escrowed Amount shall be disbursed in accordance with such agreement, and each of the Debtor and the Holder shall so instruct the Escrow Agent; and

(ii)
in the event that no such agreement is reached between the Holder and the Debtor, the Escrowed Funds shall be disbursed in accordance with a final, non-appealable judgement rendered by a competent court or a final, non-appealable decision rendered by an arbitrator (as the case may be) in relation to the Claim, and each of the Debtor and the Holder shall so instruct the Escrow Agent.

The right of set-off described in this Section is the only and exclusive right of set-off, deduction, withholding or similar right and/or remedy that the Debtor shall have in relation to its obligations under this Promissory Note.

11.
Waiver.  The Debtor hereby waives presentment for payment, notice of non-payment, protest and notice of protest and any other condition precedent to action against it for the payment of this Promissory Note.  The failure of the Holder to exercise any of the Holder’s rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

12.
Enurement and Assignment.  This Promissory Note shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns. This Promissory Note may not be assigned or transferred by the Debtor without the prior written consent of the Holder (which may be unreasonably withheld) and any such assignee shall consent in writing to be bound by the terms and conditions of this Promissory Note.  This Promissory Note may be assigned or transferred by the Holder to any Person (as defined in the APA) without the consent of or notice to the Debtor.  The Debtor hereby agrees and acknowledges that the Holder may grant an Encumbrance (as defined in the APA) over all of its interest in this Promissory Note to any Person  (as defined in the APA).

13.
Severability.  In the event that any one or more of the provisions of this Promissory Note shall be held to be illegal, invalid or unenforceable in any respect, the same shall not in any respect affect the validity, legality or enforceability of the remainder of this Promissory Note.

14.
Governing Law.  This Promissory Note shall be governed by and construed in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein. The Debtor hereby submits to the non-exclusive jurisdiction of the courts of Manitoba.

[Signature page follows.]

IN WITNESS WHEREOF the undersigned has executed this Promissory Note as of the date first above written.

KLONDEX CANADA LTD.

By:
Name:
Title:

The foregoing is hereby accepted and agreed to as of the date first above written.

SHORELINE GOLD INC.

By:
Name:
Title: